CONSENT AND AGREEMENT

         This CONSENT AND AGREEMENT, dated March 24, 1994, of Principal Mutual Life Insurance Company ("Principal Mutual").

         WHEREAS, the undersigned, Principal Mutual, and California Energy Company, Inc. (the "Company") are parties to a Defeasance Agreement, dated as of March 3, 1994 (the "Defeasance Agreement"), pursuant to which, among other things, the Company is expected to deposit certain funds and/or securities sufficient to provide for the payment of principal and interest (excluding Contingent Interest) on the Notes on each date when any amount thereof is to become due and payable pursuant to the Escrow Agreement;

         WHEREAS, immediately following the deposit by the Company of such funds and/or securities with the Trustee pursuant to the Escrow Agreement (the "Escrow Funding"), the Company is expected to issue its 10 - 1/4% Senior Discount Notes due 2004 (the "Public Notes") in a principal amount which is expected to provide gross proceeds of approximately $400,000,000 to the Company;

         WHEREAS,  Principal Mutual is the sole holder of all of the Notes;
and

         WHEREAS, the Company has provided Principal Mutual with a copy of the Final Prospectus, dated March 18, 1994 (the "Final Prospectus"), relating to the Public Notes.

         NOW, THEREFORE, in consideration of the foregoing   and other good
and valuable consideration, Principal Mutual hereby agrees as follows:

         1. Notwithstanding anything contained in the Purchase Agreement or the Defeasance Agreement to the contrary, effective upon (x) the Escrow Funding pursuant to subparagraph 2(a) of the Defeasance Agreement, (y) the delivery to Principal Mutual of an Officer's Certificate stating that each of the conditions set forth in subparagraphs 2(b) through (d) of the Defeasance Agreement has been satisfied and (z) the satisfaction of subparagraphs 2(e) and 2(f) of the Defeasance Agreement (the time upon which all of such clauses (x), (y) and (z) have been first satisfied being referred to herein as the "Effective Time"), Principal Mutual hereby confirms that the Defeasance Agreement is effective and, subject to paragraph 3 of the Defeasance Agreement, the defeasance of the Notes thereunder is binding upon Principal Mutual and all subsequent holders of Notes.

         2. Notwithstanding anything contained in the Purchase Agreement or the Defeasance Agreement to the contrary, effective from and after the Effective Time, Principal Mutual hereby consents (on its own behalf and on behalf of all future holders of Notes) to the issuance by the Company of the Public Notes and the performance by the Company of its obligations under the Public Notes and the related Indenture (all as more fully described in the Final Prospectus).

         3. Principal Mutual hereby agrees to take all such action as the Company may reasonably request in order to ensure that future holders, if any, of the Notes are aware of and bound by the terms and conditions of the Defeasance Agreement and this Consent and Agreement.

         Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Defeasance Agreement or the "Purchase Agreement" referenced therein.

         IN WITNESS WHEREOF, Principal Mutual has caused this Consent and Agreement to be executed by the respective officers duly authorized thereunto as of the day and year first above written.

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY


By:      /s/Dennis Ballard
   Name: Dennis Ballard, Counsel



By:      /s/Clint Woods,
   Name: Clint Woods, Counsel